VASOGEN INC.


Reconciliation with United States Generally Accepted Accounting Principles for the Three Months and Nine Months Ended August 31, 2004 and August 31, 2003 (Unaudited)

The interim consolidated financial statements of the Company as at August 31, 2004 and for the three month and nine month periods ended August 31, 2004 and August 31, 2003 and the period December 1, 1987 to August 31, 2004 have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") for interim financial reporting. Such principles differ in certain respects from United States generally accepted accounting principles ("United States GAAP"). For information on material differences between Canadian GAAP and United States GAAP, reference should be made to Note 15 - Differences between generally accepted accounting principles in Canada and the United States
- of the Company's consolidated financial statements as at November 30, 2003 and 2002 and for each of the years ended November 30, 2003, 2002, and 2001, and the period December 1, 1987 to November 30, 2003.

The financial information presented in the interim consolidated financial statements and in this reconciliation to United States GAAP is unaudited. However, in the opinion of management such information reflects all adjustments, consisting solely of normal recurring adjustments, which are necessary to a fair statement of the results for the interim periods presented.

The significant measurement differences affecting the interim consolidated financial statements are consistent with those listed in Note 15 to the 2003 annual consolidated financial statements as follows:

     i) Canadian GAAP requires the capitalization and amortization of acquired technology costs. Under United States GAAP, such acquired technology costs are charged to expense when incurred if, at the acquisition date, the technological feasibility of this technology had not yet been established and no future alternative uses existed. Accordingly, for United States GAAP purposes, the costs would have been expensed at the date of acquisition and the amortization expense for the nine and three months ended August 31, 2004 of $189,869 (2003 - $189,869) and
          $63,290 (2003 - $63,290), respectively, recorded under Canadian GAAP would be reversed.

     ii) Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation", requires recognition of compensation costs at fair value for stock options and warrants issued after December 15, 1995 to non-employees such as members of the Scientific Advisory Board and other consultants and advisors. The fair value of the non-employee stock options and warrants granted after December 15, 1995 has been estimated as the performance occurs and the options are earned using the Black-Scholes option pricing model based on the assumptions set out in Note 3(b) to the interim financial statements and Note 15 (e) to the 2003 annual consolidated financial statements.

          Under Canadian GAAP, all stock-based compensation granted to non-employees on or after December 1, 2002 is also accounted for at


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          fair value. The value of any options granted prior to December 1, 2002 are not required to be recorded or presented under Canadian GAAP.

          As a result, the fair value of any options granted prior to December 1, 2002 and subsequent to December 15, 1995 has not been recorded or presented under Canadian GAAP. Under United States GAAP, the value of these options would be recorded in accordance with SFAS 123.

     iii) Under Canadian GAAP, the Company accounts for employee stock-based compensation by the settlement method. Under United States GAAP, the Company has elected under SFAS No. 123 to continue to apply the provisions of Accounting Principles Board Opinion 25 ("APB 25") to its accounting for stock compensation to employees. Under APB 25, compensation expense is measured based on the intrinsic value method. In most cases, the application of the intrinsic value method by the Company does not result in compensation expense under United States GAAP. However, the Company granted performance-based options to employees during the first quarter of fiscal 2003. In accordance with United States GAAP, these options are being accounted for using variable plan accounting. At each reporting date, compensation cost is measured based on an estimate of the number of options that will vest considering the performance criteria and difference between the market price of the underlying stock and the exercise price at such dates. For the nine and three months ended August 31, 2004 the compensation cost is being recognized over the estimated performance period and a recovery in the amount of $ 2,916 and $164,558 respectively, would have been recorded in the interim consolidated statement of operations and deficit. For the nine and three months ended August 31, 2003 the compensation cost is being recognized over the estimated performance period and a charge in the amount of $ 257,767 and $173,606, respectively would have been recorded in the interim consolidated statement of operations and deficit.

     iv) In 1996, 100,000 warrants were issued as part of the technology acquisition consideration. United States GAAP requires these acquired technology costs to be recorded in an amount approximating the fair value of the warrants issued, estimated at their grant date using the Black-Scholes option pricing model, and expensed as research and development expenses.

     v) Under Canadian GAAP, investment tax credits and other research and development credits are deducted from research and development expense for items of a current nature, and deducted from capital assets or items of a capital nature. Under United States GAAP these tax credits would be classified as a reduction of income taxes.